Exhibit (a)(2)(QQ)

News Release	TSX, AMEX Symbol: NG

NovaGold Comments on Lawsuit in Alaska Concerning Rock Creek Project

November 17, 2006 - Vancouver, British Columbia - The U.S. Army Corps of Engineers (“Corps”) has informed NovaGold Resources Inc. (TSX: NG, AMEX: NG) that a lawsuit has been filed by the Bering Straits Citizens for Responsible Resource Development and others challenging the Corps’ issuance of a permit for NovaGold’s Rock Creek mine near Nome, Alaska. Neither NovaGold nor its subsidiary, Alaska Gold Company, are named as defendants. The lawsuit seeks to suspend the permit issued by the Corps related to the construction and operation of Rock Creek mine, and is based on allegations that the Corps issued the permits in violation of the governing legislation.

NovaGold believes the lawsuit is without merit and that the process undertaken by the Corps, along with the voluntary public consultation and information process undertaken by NovaGold, complied with applicable laws and gave ample opportunity for all stakeholders to be heard prior to final permits being issued on August 21, 2006. The plaintiffs contend, among other things, that the Corps failed to adequately consider environmental impacts of the project, to consult certain Alaskan Native groups, and to properly account for public comment. In fact, both the Bering Straits Native Corporation and Sitnasuak Native Corporation have openly supported the Rock Creek project.

“It is not unusual for special interest groups to file lawsuits at this stage in the process,” said Peter Harris, Senior Vice President and Chief Operating Officer at NovaGold. “NovaGold held numerous public information sessions and published weekly articles in the Nome Nugget to keep the community informed as the project advanced toward construction. We believe both NovaGold and the U.S. Army Corps of Engineers followed all necessary procedures when permitting Rock Creek.”

NovaGold will communicate further developments on the lawsuit as they become known. The Company is on schedule and on budget with construction at Rock Creek, and expects to be in production in the second quarter of 2007.

NovaGold is hosting a conference call today at 11:00 am EST (8:00 am PST) to update shareholders on the hostile Barrick takeover bid. Questions regarding this lawsuit are also welcome at that time. Dial in at 1-877-461-2814 or 416-695-5261 or view the webcast at www.novagold.net.

About NovaGold

NovaGold is one of the fastest growing gold and copper companies in the industry. The Company owns 70% of the Donlin Creek gold project in Alaska and 100% of the Galore Creek copper-gold project in British Columbia, two of the world’s largest gold and copper deposits. The Company is rapidly moving to production at its 100%-owned Nome Operations in Alaska, which includes Rock Creek, Big Hurrah and Nome Gold. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold is well financed with no long-term debt, and has one of the largest reserve and resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

About Barrick’s Extended Unsolicited Takeover Bid for NovaGold

On November 8, 2006, Barrick Gold Corporation (TSX: ABX, NYSE: ABX) announced that after four extensions to the expiry of its bid and one increase to US$16.00 per share, shares representing only approximately 19% of NovaGold’s outstanding fully diluted shares had been tendered to its bid, well short of its minimum tender condition. On November 9, 2006, Barrick waived the 50.1% minimum tender condition of its bid and announced that it will take up any tendered shares at US$16.00 per share when the bid expires at 11:59 PM Toronto time on November 21, 2006. Since the November 9 announcement, NovaGold’s shares have continued to trade above the offer price.

Shareholders who have tendered may withdraw their shares until Barrick’s extended bid expires. Shareholders who wish to withdraw their tendered shares can contact Innisfree M&A Incorporated for assistance toll-free at 1-877-750-5837 or collect at 212-750-5833.

On October 30, 2006, based on the recommendation of the Special Committee, NovaGold’s Board of Directors unanimously recommended that shareholders reject Barrick’s hostile bid to acquire all of the outstanding shares of NovaGold and approved a Notice of Change to its Directors’ Circular containing its recommendation to NovaGold shareholders. The Board determined that Barrick’s US$16.00 per share bid is inadequate and undervalues NovaGold’s world-class gold and copper projects and the Company’s growth potential.

Shareholders are urged to read the August 12, 2006 Directors’ Circular and Solicitation/Recommendation Statement on Schedule 14D-9, the Notices of Change to the Directors’ Circular dated August 24, 2006 and October 30, 2006, and any amendments thereto when they become available, because they will contain important information. The Directors’ Circular, the Notices of Change to the Directors’ Circular and Solicitation/Recommendation Statement and amendments thereto have been, and any future amendments will be, filed with the U.S. Securities and Exchange Commission and are available free of charge at www.sec.gov. The Directors’ Circular and Notices of Change to the Directors’ Circular and any amendments will also be available at www.sedar.com. In addition, these materials may be obtained free of charge from NovaGold by directing a request to NovaGold’s corporate secretary at Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone (604) 669-6227. Other reports filed by or furnished to the U.S. or Canadian securities regulatory authorities by NovaGold may also be obtained free of charge at www.sec.gov, www.sedar.com or from NovaGold’s corporate secretary. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding litigation concerning the Rock Creek mining project and related permits, are forwardlooking statements. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in disputes and litigation, including disputes and litigation concerning the Rock Creek mining project; uncertainties in the litigation process, such as effects of newly discovered evidence or new legal theories and the inherent difficulty in predicting the decisions of judges or the actions of other parties; fluctuations in gold and other commodity prices and currency exchange rates; uncertainties in interpreting drill results and the geology, continuity and grade of mineral deposits; uncertainties of estimates of capital and operating costs, recovery rates, production estimates and estimated economic returns; the need for cooperation of government agencies and First Nation groups in the exploration, permitting and development of NovaGold’s properties; the possibility of adverse developments in the financial markets generally and the effects such developments may have on the Rock Creek mining project; the possibility of delay in permitting, exploration or development programs and uncertainties as to permit requirements; and other risks and uncertainties disclosed under the heading “Caution Regarding Forward-Looking Statements” in NovaGold’s Directors’ Circular and Notices of Change to the Directors’ Circular and under the heading “Risk Factors” and elsewhere in NovaGold’s Annual Information Form for the year ended November 30, 2005, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission.

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Contacts

Investors:	Media:

Greg Johnson	John Lute / Peter Aterman
Vice President, Corporate Communications and	Lute and Company
Strategic Development	(416) 929-5883
(604) 669-6227 or 1-866-669-6227
Matt Sherman / Jamie Moser
Don MacDonald, CA	Joele Frank, Wilkinson Brimmer Katcher
Senior Vice President & CFO	(212) 355-4449
(604) 669-6227 or 1-866-669-6227
Mike Brinn
Innisfree M&A Incorporated
(212) 750-5833